Mail Stop 3561

April 30, 2009

Via Fax & U.S. Mail

Ms. Curtis J. Clawson
Chief Executive Officer
Hayes Lemmerz International Inc.
15300 Centennial Drive
Northville, MI 48168

>   **Re: Hayes Lemmerz International, Inc.**
>   **Form 10-K for the year ended January 31, 2008**
>   **Filed April 10, 2008**
>   **File No. 0-50303**

Dear Mr. Clawson:

We have reviewed your response letter dated March 31, 2009 in which you indicate that you are currently in the process of completing impairment tests of goodwill and other intangible assets as of November 1, 2008 and January 31, 2009 but have not yet competed step 2 of the analysis to measure the impairment. We also note from your response that you expect that a substantial portion of your existing goodwill and other non-amortizable intangible have been impaired. Please note that until we receive the impairment analysis and related proposed disclosures requested in our prior comments numbers 1 and 2 from our letter dated March 17, 2009 we will be unable to clear our comments on your periodic filings. For your convenience, we repeat our prior comments below.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff upon completions of your impairment analysis.

Goodwill impairment testing

1. We note your responses to our previous comment numbers 4and 5 in which you indicate that you are currently in the process of completing an updated impairment analysis of goodwill and other long-lived assets as of January 31,

Ms. Curtis J. Clawson
Hayes Lemmerz International Inc.
April 30, 2009
Page 2

2008 as a result of the change in the business climate that occurred during the period from November 1, 2008 through January 1, 2009. As requested in our prior comment, upon completion of your updated analysis, please provide us with the results of your most recent annual impairment analysis as of November 1, 2008 and your updated analysis as of January 31, 2009 with respect to your goodwill and other long-lived assets.

2. Furthermore, we note from your responses to our prior comments that you intend to provide robust disclosures to explain the facts, circumstances, methods and assumptions relating to the required impairment testing and any conclusions reached. Upon completion of your updated impairment analysis please provide us with the disclosures you intend to include in your financial statements and MD&A with respect to these matters, including the facts and circumstances responsible for the significant difference between the market capitalization of the Company's common shares as indicated by recent trading prices of the Company's shares and the book value of the Company's net assets at January 31, 2009. We may have further comment upon review of your response and your proposed disclosures.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Mark A. Brebberman, CFO
(734) 737-5942